Condensed Consolidated Interim Financial Statements

June 30, 2023

(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets (Cdn$ in thousands) (Unaudited)

		June 30,	December 31,
	Note	2023	2022

ASSETS
Current assets
Cash and equivalents		85,562	120,858
Accounts receivable		4,942	13,223
Inventories	9	104,830	92,846
Other financial assets	10	9,375	9,013
Prepaids		7,501	4,931
		212,210	240,871

Property, plant and equipment	11	1,164,344	1,029,240
Inventories	9	16,003	-
Other financial assets	10	9,221	2,989
Deferred tax assets		11,906	-
Goodwill		5,462	5,584
		1,419,146	1,278,684

LIABILITIES
Current liabilities
Accounts payable and other liabilities		76,698	66,716
Current portion of long-term debt	12	23,412	18,409
Current portion of deferred revenue	13	12,501	12,065
Current portion of other financial liabilities	14	15,262	-
Interest payable on senior secured notes		13,909	14,221
Current income tax payable		481	1,227
		142,263	112,638

Long-term debt	12	578,342	568,160
Provision for environmental rehabilitation ("PER")		132,331	113,725
Deferred and other tax liabilities		83,154	76,255
Deferred revenue	13	60,036	47,620
Other financial liabilities	14	59,306	3,877
		1,055,432	922,275

EQUITY
Share capital	15	484,482	479,926
Contributed surplus		53,171	55,795
Accumulated other comprehensive income ("AOCI")		17,735	26,792
Deficit		(191,674)	(206,104)
		363,714	356,409
		1,419,146	1,278,684

Commitments and contingencies	17

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Cdn$ in thousands, except share and per share amounts) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022

Revenues	4	111,924	82,944	227,443	201,277
Cost of sales
Production costs	5	(84,260)	(75,723)	(158,640)	(151,283)
Depletion and amortization	5	(15,594)	(15,269)	(27,621)	(28,775)
Earnings (loss) from mining operations		12,070	(8,048)	41,182	21,219

General and administrative		(3,590)	(3,297)	(6,890)	(5,998)
Share-based compensation (expense) recovery	15b	(344)	2,113	(3,729)	(967)
Project evaluation expense		(212)	(110)	(537)	(278)
Gain on derivatives	6	4,559	28,449	343	18,616
Other (expense) income		(230)	318	204	655
Income before financing costs and income taxes		12,253	19,425	30,573	33,247

Finance expenses, net	7	(12,711)	(11,954)	(24,099)	(23,943)
Foreign exchange gain (loss)		11,127	(11,823)	11,990	(7,373)
Income (loss) before income taxes		10,669	(4,352)	18,464	1,931

Income tax expense	8	(678)	(922)	(4,034)	(2,110)
Net income (loss)		9,991	(5,274)	14,430	(179)

Other comprehensive income (loss):
Items that will remain permanently in other comprehensive (loss) income:
Loss on financial assets		(435)	(1,767)	(820)	(855)
Items that may in the future be reclassified to profit (loss):
Foreign currency translation reserve		(7,570)	8,129	(8,237)	4,552
Total other comprehensive (loss) income		(8,005)	6,362	(9,057)	3,697

Total comprehensive income		1,986	1,088	5,373	3,518

Earnings (loss) per share
Basic		0.03	(0.02)	0.05	-
Diluted		0.03	(0.02)	0.05	-

Weighted average shares outstanding (thousands)
Basic		288,519	286,349	288,266	286,060
Diluted		291,112	286,349	291,081	286,060

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows (Cdn$ in thousands) (Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2023	2022	2023	2022

Operating activities
Net income (loss) for the period		9,991	(5,274)	14,430	(179)
Adjustments for:
Depletion and amortization		15,594	15,269	27,621	28,775
Income tax expense	8	678	922	4,034	2,110
Finance expenses, net	7	12,711	11,954	24,099	23,943
Share-based compensation expense (recovery)	15b	417	(2,061)	4,026	1,212
Gain on derivatives	6	(4,559)	(28,449)	(343)	(18,616)
Unrealized foreign exchange (gain) loss		(10,966)	11,621	(11,916)	7,223
Amortization of deferred revenue		(1,411)	(1,192)	(2,783)	(2,913)
Deferred revenue deposit	13	13,586	-	13,586	-
Other operating activities		(67)	(335)	(316)	(912)
Net change in working capital	18	(2,705)	15,889	(11,170)	29,454
Cash provided by operating activities		33,269	18,344	61,268	70,097

Investing activities
Gibraltar capitalized stripping costs	11	(8,866)	(11,888)	(21,587)	(27,030)
Gibraltar sustaining capital expenditures	11	(20,437)	(6,070)	(25,128)	(9,642)
Gibraltar capital project expenditures	11	(10,271)	(8,519)	(17,609)	(12,109)
Florence Copper development costs	11	(6,635)	(24,225)	(16,509)	(45,183)
Other project development costs	11	(256)	(275)	(529)	(316)
Acquisition of Cariboo Copper Corp., net	3,14	-	-	2,948	-
Purchase of copper price options	6	-	(2,974)	-	(7,269)
Other investing activities		859	313	840	55
Cash used for investing activities		(45,606)	(53,638)	(77,574)	(101,494)

Financing activities
Interest paid		(2,825)	(735)	(23,550)	(19,413)
Repayment of equipment loans and leases		(11,765)	(5,120)	(17,502)	(10,169)
Revolving credit facility advance, net of repayment	12b	(271)	-	13,247	-
Proceeds from equipment financings		11,067	-	11,067	-
Settlement of performance share units		-	-	(1,922)	(1,927)
Proceeds from exercise of stock options		176	64	467	598
Cash used for financing activities		(3,618)	(5,791)	(18,193)	(30,911)
Effect of exchange rate changes on cash and equivalents		(748)	4,034	(797)	1,217
Decrease in cash and equivalents		(16,703)	(37,051)	(35,296)	(61,091)
Cash and equivalents, beginning of period		102,265	212,727	120,858	236,767
Cash and equivalents, end of period		85,562	175,676	85,562	175,676

Supplementary cash flow disclosures	18

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity (Cdn$ in thousands) (Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2022	476,599	55,403	6,649	(180,133)	358,518
Share-based compensation	-	3,095	-	-	3,095
Exercise of options	910	(312)	-	-	598
Settlement of performance share units	2,217	(4,144)	-	-	(1,927)
Total comprehensive income for the period	-	-	3,697	(179)	3,518
Balance at June 30, 2022	479,726	54,042	10,346	(180,312)	363,802

Balance at January 1, 2023	479,926	55,795	26,792	(206,104)	356,409
Share-based compensation	-	3,387	-	-	3,387
Exercise of options	723	(256)	-	-	467
Settlement of performance share units	3,833	(5,755)	-	-	(1,922)
Total comprehensive income for the period	-	-	(9,057)	14,430	5,373
Balance at June 30, 2023	484,482	53,171	17,735	(191,674)	363,714

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the "Company" or "Taseko") is a corporation governed by the British Columbia Business Corporations Act. These unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months period ended June 30, 2023 comprise the Company, its subsidiaries and its 87.5% effective interest in the Gibraltar joint venture. The Company is principally engaged in the production and sale of metals, as well as related activities including mine permitting and development, within the province of British Columbia, Canada and the State of Arizona, USA.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company's most recent annual consolidated financial statements. These unaudited condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Company as at and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company's Audit and Risk Committee on August 2, 2023.

(b) Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies, including the accounting for the Cariboo Copper Corporation ("Cariboo") acquisition (Note 3) and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the annual consolidated financial statements as at and for the year ended December 31, 2022.

(c) IFRS Pronouncements

Several new accounting standards, amendments to existing standards and interpretations have been published by the IASB. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the new standard.

New standards, amendments and pronouncements that became effective for the period covered by these statements have not been disclosed as they did not have a material impact on the Company's unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION

On March 15, 2023 ("Acquisition Date"), the Company completed the acquisition of an additional 12.5% interest in the Gibraltar Mine from Sojitz Corporation ("Sojitz"). Gibraltar is operated through a joint venture which is owned 75% by Taseko and 25% by Cariboo. Under the terms of the agreement, Taseko has acquired Sojitz's 50% interest in Cariboo and now holds directly and indirectly an effective 87.5% interest in the Gibraltar Mine.

The acquisition price consists of a minimum amount of $60 million payable over a five-year period and potential contingent performance payments depending on Gibraltar mine copper revenues and copper prices over the next five years. An initial $10 million has been paid to Sojitz upon closing and the remaining minimum amount will be paid in $10 million annual instalments over the next five years. There is no interest payable on the minimum amounts.

Taseko acquired Sojitz's 50% interest in Cariboo and become a party to the existing Cariboo shareholders agreement with Dowa Metals & Mining Co., Ltd. ("Dowa") (25%) and Furukawa Co., Ltd. ("Furukawa") (25%). There will be no change to the offtake contracts established in 2010 and Dowa and Furukawa will continue to receive 30% of Gibraltar's copper concentrate offtake. There will be no impact to the operation of the Gibraltar Joint Venture.

The contingent performance payments are payable annually for five years only if the average LME copper price exceeds US$3.50 per pound in a year. The payments will be calculated by multiplying Gibraltar mine copper revenues by a price factor, which is based on a sliding scale ranging from 0.38% at US$3.50 per pound copper to a maximum of 2.13% at US$5.00 per pound copper or above. Total contingent payments cannot exceed $57 million over the five-year period, limiting the acquisition cost to a maximum of $117 million.

The total purchase consideration was discounted to determine fair value and the amounts as at the Acquisition Date are estimated as follows:

Fixed instalments payable	51,387
Performance payments payable	28,010
Total fair value of consideration payable	79,397

The Company has joint control over Cariboo which is a joint arrangement and as such proportionately consolidates its 50% portion of all the Cariboo assets, liabilities, income and expenses. The purchase consideration has been allocated to the assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The following sets forth the allocation of the preliminary purchase price:

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

3. ACQUISITION OF CARIBOO COPPER CORPORATION (CONTINUED)

Cash and cash equivalents	13,467
Accounts receivable and other assets	1,525
Reclamation deposits	6,262
Inventory	15,860
Property, plant and equipment	72,304
Deferred tax asset	5,594
Accounts payable and other liabilities	(8,535)
Debt	(9,144)
Provision for environmental rehabilitation	(17,936)
Total fair value of net assets acquired	79,397

From the Acquisition Date to June 30, 2023, $832 of the Company's consolidated net income relates to its share of Cariboo.

During the three and six months ended June 30, 2023, the Company recognized $263 of acquisition related costs that were included in other expenses.

The values of assets and liabilities acquired are based on preliminary fair values, which are subject to change upon finalization of a complete valuation.  Based on the complete valuation, the Company will also determine whether the consideration paid compared to the fair value of assets and liabilities acquired results in a bargain purchase.

The following table presents unaudited pro forma results for the three and six months ended June 30, 2023 as though the acquisition had taken place as of January 1, 2023. Additionally, pro forma net earnings were adjusted to exclude acquisition related costs incurred.

Pro forma information	Three months ended June 30, 2023	Six months ended June 30, 2023
Revenue	111,924	242,470
Net earnings	9,991	16,498

4. REVENUE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Copper contained in concentrate	112,932	87,183	222,055	201,638
Copper price adjustments on settlement	(1,555)	(5,469)	(1,757)	(4,809)
Molybdenum concentrate	5,712	3,704	13,461	7,774
Molybdenum price adjustments on settlement	(1,251)	(384)	580	(282)
Silver (Note 13)	1,514	1,155	3,046	2,674
Total gross revenue	117,352	86,189	237,385	206,995
Less: Treatment and refining costs	(5,428)	(3,245)	(9,942)	(5,718)
Revenue	111,924	82,944	227,443	201,277

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

4. REVENUE (CONTINUED)

As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine (Note 3).

5. COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Site operating costs	83,374	64,237	157,812	124,096
Transportation costs	6,966	4,370	12,070	9,485
Changes in inventories of finished goods	(3,356)	3,653	(2,957)	11,230
Changes in inventories of ore stockpiles	(2,724)	3,463	(8,285)	6,472
Production costs	84,260	75,723	158,640	151,283
Depletion and amortization	15,594	15,269	27,621	28,775
Cost of sales	99,854	90,992	186,261	180,058

Site operating costs include personnel costs, non-capitalized waste stripping costs, repair and maintenance costs, consumables, operating supplies and external services. As a result of the acquisition of Cariboo, after March 15, 2023, the financial results of the Company reflect its 87.5% beneficial interest in the Gibraltar mine (Note 3).

6. DERIVATIVE INSTRUMENTS

In January 2023, the Company purchased zero cost copper collar contracts for 42 million pounds of copper with maturity dates ranging from July through to December 2023, with a minimum copper strike price of US$3.75 per pound and a ceiling price of US$4.70 per pound.

In January 2023, the Company purchased fuel call options for 12 million litres of diesel with maturity dates ranging from July to December 2023, at a total cost of $941.

The Company recognized a net realized loss of $1,385 and $2,873 on copper collar contracts for 15 million pounds and 30 million pounds, respectively, with a minimum strike price of US$3.75 per pound and a ceiling price of US$4.72 per pound, that expired out-of-the-money during the three and six months period ended June 30, 2023.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net realized loss on settled copper options	1,385	2,346	2,873	4,693
Net unrealized gain on outstanding copper options	(6,053)	(30,590)	(4,409)	(23,129)
Realized loss (gain) on fuel call options	526	(48)	1,064	(48)
Unrealized (gain) loss on fuel call options	(417)	(157)	129	(132)
	(4,559)	(28,449)	(343)	(18,616)

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

6. DERIVATIVE INSTRUMENTS (CONTINUED)

Details of the outstanding copper price option contracts at June 30, 2023 are summarized in the following table:

	Quantity	Strike price	Period	Cost	Fair value
Copper collar contracts	42 million lbs	US$3.75/per lb US$4.70/per lb	H2 2023	Zero-cost	7,618

7. FINANCE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest expense	11,281	10,083	22,822	20,158
Amortization of financing fees	717	626	1,388	1,241
Finance expense - deferred revenue (Note 13)	1,492	1,436	2,965	2,809
Accretion on PER	572	91	1,076	183
Accretion on consideration payable to Sojitz (Note 3)	1,451	-	1,451	-
Less: interest expense capitalized	(2,045)	-	(3,925)	-
Finance income	(757)	(282)	(1,678)	(448)
	12,711	11,954	24,099	23,943

For the three and six months ended June 30, 2023, interest expense includes $644 (2022 - $295) and $1,050 (2022 - $619), respectively, from lease liabilities and lease related obligations.

8. INCOME TAX

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Current income tax expense (recovery)	215	(531)	759	(12)
Deferred income tax expense	463	1,453	3,275	2,122
	678	922	4,034	2,110

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

9. INVENTORIES

	June 30,	December 31,
	2023	2022
Current:
Ore stockpiles	49,991	45,306
Copper contained in concentrate	14,817	12,105
Molybdenum concentrate	661	417
Materials and supplies	39,361	35,018
	104,830	92,846

Long-term:
Oxide ore stockpiles	16,003	-
	120,833	92,846

For the three and six months ended June 30, 2023, the Company recorded a write-down of $8,098 to adjust the carrying value of ore stockpiles to cost, of which $1,767 is recorded in depletion and amortization and the balance in production costs.

10. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2023	2022
Current:
Marketable securities	1,749	2,568
Copper price options (Note 6)	7,618	6,184
Fuel call options (Note 6)	8	261
	9,375	9,013
Long-term:
Investment in private companies	1,200	1,200
Reclamation deposits	6,696	434
Restricted cash	1,325	1,355
	9,221	2,989

The Company holds strategic investments in publicly-traded and privately owned mineral exploration and development companies, including marketable securities. Marketable securities and the investment in privately owned companies are accounted for at fair value through other comprehensive income.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

11. PROPERTY, PLANT & EQUIPMENT

The following schedule shows the continuity of property, plant and equipment net book value for the three and six months ended June 30, 2023:

	Three months ended June 30, 2023	Six months ended June 30, 2023
Net book value as at beginning of period	1,134,920	1,029,240
Additions:
Gibraltar capitalized stripping costs	10,700	25,108
Gibraltar sustaining capital expenditures	19,871	24,629
Gibraltar capital projects	10,271	17,609
Cariboo acquisition (Note 3)	(2,842)	70,769
Florence Copper development costs	12,871	27,391
Yellowhead development costs	87	217
Aley development costs	169	312
Other items:
Right of use assets	4,440	10,399
Rehabilitation costs asset	1	37
Disposals	(917)	(890)
Foreign exchange translation and other	(7,338)	(8,042)
Depletion and amortization	(17,889)	(32,435)
Net book value as at June 30, 2023	1,164,344	1,164,344

Net book value	Gibraltar Mine	Florence Copper	Yellowhead	Aley	Other	Total
As at December 31, 2022	610,399	380,987	21,950	14,873	1,031	1,029,240
Cariboo acquisition (Note 3)	70,769	-	-	-	-	70,769
Net additions	76,796	27,450	217	312	-	104,775
Changes in rehabilitation cost asset	37	-	-	-	-	37
Depletion and amortization	(32,257)	-	-	-	(178)	(32,435)
Foreign exchange translation	-	(8,042)	-	-	-	(8,042)
As at June 30, 2023	725,744	400,395	22,167	15,185	853	1,164,344

During the three and six months ended June 30, 2023, the Company capitalized development costs of $12,871 and $27,391, respectively, for the Florence Copper project, which includes $2,045 and $3,925, respectively, of capitalized borrowing costs. Since its acquisition of Florence Copper in November 2014, the Company has incurred and capitalized a total of $303.7 million in project development and other costs.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

11. PROPERTY, PLANT & EQUIPMENT (CONTINUED)

During the three and six months ended June 30, 2023, non-cash additions to property, plant and equipment of Gibraltar include $1,834 and $3,521, respectively, of depreciation on mining assets related to capitalized stripping.

Since January 1, 2020, development costs for Yellowhead of $6,057 have been capitalized as mineral property, plant and equipment.

Depreciation related to the right of use assets for the three and six months ended June 30, 2023 was $2,770 (2022 - $1,087) and $5,019 (2022 - $2,144), respectively.

12. DEBT

	June 30,	December 31,
	2023	2022
Current:
Lease liabilities (d)	12,794	7,613
Secured equipment loans (e)	10,618	8,489
Lease related obligations (f)	-	2,307
	23,412	18,409
Long-term:
Senior secured notes (a)	529,880	541,760
Revolving credit facility (b)	13,247	-
Lease liabilities (d)	10,740	4,798
Secured equipment loans (e)	32,510	24,550
Lease related obligations (f)	-	5,619
	586,377	576,727
Deferred financing fees	(8,035)	(8,567)

Total debt	601,754	586,569

(a) Senior secured notes

On February 10, 2021, the Company completed an offering of US$400 million aggregate principal amount of senior secured notes (the "2026 Notes"). The 2026 Notes mature on February 15, 2026 and bear interest at an annual rate of 7.0%, payable semi-annually on February 15 and August 15. A portion of the proceeds were used to redeem the outstanding US$250 million 8.75% senior secured notes due on June 15, 2022. The remaining proceeds, net of transaction costs, call premium and accrued interest, of approximately $167 million (US$131 million) were available for capital expenditures, including at its Florence Copper project and Gibraltar mine, working capital and for general corporate purposes.

The 2026 Notes are secured by liens on the shares of Taseko's wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary's rights under the joint venture agreement relating to the Gibraltar mine, as well as the shares of Curis Holdings (Canada) Ltd. and Florence Holdings Inc. The 2026 Notes are guaranteed by each of Taseko's existing and future restricted subsidiaries.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

12. DEBT (CONTINUED)

(a) Senior secured notes (continued)

The 2026 Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the 2026 Notes at any time on or after February 15, 2023, at redemption prices ranging from 103.5% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the 2026 Notes are redeemable at the option of the holder at a price of 101%.

(b) Revolving credit facility

On October 6, 2021, the Company closed a secured US$50 million revolving credit facility (the "Facility"). The Facility is secured by first liens against Taseko's rights under the Gibraltar joint venture, as well as the shares of Gibraltar Mines Ltd., Curis Holdings (Canada) Ltd., and Florence Holdings Inc. The Facility will be available for capital expenditures, working capital and general corporate purposes.

The Facility has customary covenants for a revolving credit facility. Financial covenants include a requirement for the Company to maintain a leverage ratio, an interest coverage ratio, a minimum tangible net worth and a minimum liquidity amount as defined under the Facility. The Company was in compliance with these covenants as at June 30, 2023.

On February 1, 2023, the Company entered into an agreement to extend the maturity date of the Facility by an additional year to July 2, 2026. On June 30, 2023, the Company entered into an amended agreement with the lender, increasing the Facility by US$30 million for a total of US$80 million,

Amounts outstanding under the facility bear interest at the Adjusted Term SOFR rate plus an applicable margin and have a standby fee of 1.00%. As at June 30, 2023, a total of $13,247 was advanced under the Facility.

(c) Letter of credit facilities

The Gibraltar joint venture has in place a $15 million credit facility for the purpose of providing letters of credit ("LC") to key suppliers of the Gibraltar mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada ("EDC") under its Account Performance Security Guarantee program. The facility is renewable annually, is unsecured and contains no financial covenants. As at June 30, 2023, a total of $3.75 million in LCs were issued and outstanding under this LC facility (December 31, 2022 - $3.75 million).

On April 8, 2022, the Company closed a US$4 million credit facility for the sole purpose of issuing LCs to certain key contractors in conjunction with the development of Florence Copper. Any LCs to be issued under this facility will also be guaranteed by EDC. The facility is renewable annually, is unsecured and contains no financial covenants.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

12. DEBT (CONTINUED)

(d) Lease liabilities

Lease liabilities include the Company's outstanding lease liabilities under IFRS 16.

(e) Secured equipment loans

The equipment loans as at June 30, 2023 are secured by some of the existing mobile mining equipment at the Gibraltar mine and commenced between December 2022 and June 2023 with monthly repayment terms of 48 months and with interest rates ranging between 8.9% to 9.4%.

On June 20, 2023, the Company entered into an equipment financing agreement for the amount of US$9.6 million with monthly repayment terms of 48 months and the loan bears interest at the rate of 9.4%.

(f) Lease related obligations

Lease related obligations relate to a lease arising under a sale leaseback transaction on certain items of equipment at the Gibraltar mine. The lease commenced in June 2019 and had a term of 54 months with an early buy-out option. In June 2023, the Company exercised the early buy-out option for the equipment and repaid the lease obligation balance of $5,578.

(g) Debt continuity

The following schedule shows the continuity of total debt for the six months ended June 30, 2023:

Total debt as at January 1, 2023	586,569
Revolving credit facility advances, net of repayment (Note 12b)	13,247
Lease and loan additions	22,334
Lease liabilities and equipment loans repayments	(18,325)
Lease and equipment loans from Cariboo acquisition (Note 3)	9,144
Unrealized foreign exchange gain	(12,603)
Amortization of deferred financing charges (Note 7)	1,388
Total debt as at June 30, 2023	601,754

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

13. DEFERRED REVENUE

	June 30,	December 31,
	2023	2022
Current:
Customer advance payments (a)	5,540	6,456
Osisko - silver stream agreement (b)	6,961	5,609
Current portion of deferred revenue	12,501	12,065
Long-term portion of deferred revenue (b)	60,036	47,620
Total deferred revenue	72,537	59,685

(a) Customer advance payments

As at June 30, 2023, the Company received advance payments from a customer on 1.5 million pounds (100% basis) of copper concentrate inventory (December 31, 2022 - 2.0 million pounds).

(b) Silver stream purchase and sale agreement

The Company has entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. ("Osisko"), whereby the Company received upfront cash deposit payments totalling $52.7 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives no further cash consideration once silver deliveries are made under the agreement.

On June 28, 2023, the Company entered into an amendment to its silver stream with Osisko and received $13,586 for the sale of an equivalent amount of its 87.5% share of Gibraltar payable silver production until 6,254,500 ounces of silver have been delivered to Osisko. After that threshold has been met, 30.625% of an equivalent amount of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. The amendment is accounted for as a contract modification under IFRS 15 Revenue from Contracts with Customers. The funds received are available for general working capital purposes.

The Company has recorded the deposits from Osisko as deferred revenue and recognizes amounts in revenue as silver is delivered. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

13. DEFERRED REVENUE (CONTINUED)

The following table summarizes changes in the Osisko deferred revenue:

Balance at December 31, 2022	53,229
Finance expense (Note 7)	2,965
Amortization of deferred revenue	(2,783)
Deferred revenue deposit (amendment to silver stream)	13,586
Balance at June 30, 2023	66,997

14. OTHER FINANCIAL LIABILITIES

	June 30, 2023	December 31, 2022
Fixed consideration payable to Sojitz (Note 3)	40,592	-
Performance payments payable to Sojitz (Note 3)	28,010	-
Accretion on consideration payable to Sojitz	1,451	-
Deferred share units (Note 15b)	4,371	3,877
Restricted share units (Note 15b)	144	-
Balance as at June 30, 2023	74,568	3,877
Less current portion:
Fixed consideration payable to Sojitz (Note 3)	9,346	-
Performance payments payable to Sojitz (Note 3)	5,916	-
Long-term portion of other financial liabilities	59,306	3,877

15. EQUITY

(a) Share capital

Common shares (thousands)
Common shares outstanding as at December 31, 2022	286,493
Common shares issued under PSU plan	1,597
Exercise of share options	547
Common shares outstanding as at June 30, 2023	288,637

The Company's authorized share capital consists of an unlimited number of common shares with no par value.

In January 2023, the Company issued 1,597,177 common shares as part of settlement of the performance share units that vested.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

15. EQUITY (CONTINUED)

(b) Share-based compensation

	Options (thousands)	Average price
Outstanding as at January 1, 2023	9,288	1.62
Granted	2,683	2.37
Exercised	(547)	0.85
Cancelled/forfeited	(132)	2.29
Expired	(1,166)	2.86
Outstanding as at June 30, 2023	10,126	1.71
Exercisable as at June 30, 2023	7,688	1.49

During the six months period ended June 30, 2023, the Company granted 2,683,000 (2022 - 2,113,000) share options to directors, executives and employees, exercisable at an average exercise price of $2.37 per common share (2022 - $2.58 per common share) over a five year period. The total fair value of options granted was $3,649 (2022 - $2,979) based on a weighted average grant-date fair value of $1.36 (2022 - $1.41) per option.

The fair value of options was measured at the grant date using the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the Black-Scholes formula are as follows:

Expected term (years)	5.0
Forfeiture rate	0%
Volatility	66%
Dividend yield	0%
Risk-free interest rate	2.9%
Weighted-average fair value per option	$1.36

Deferred, Performance and Restricted Share Units

	RSUs (thousands)	DSUs (thousands)	PSUs (thousands)
Outstanding as at January 1, 2023	-	1,958	2,500
Granted	380	343	830
Settled	-	-	(1,375)
Outstanding as at June 30, 2023	380	2,301	1,955

During the six month period ended June 30, 2023, 342,750 DSUs were issued to directors (2022 - 172,000) and 830,000 PSUs to senior executives (2022 - 595,000). The fair value of DSUs and PSUs granted was $4,344 (2022 - $2,532), with a weighted average fair value at the grant date of $2.38 per unit for the DSUs (2022 - $2.58 per unit) and $4.25 per unit for the PSUs (2022 - $3.51 per unit).

During the six month period ended June 30, 2023, the Company established a non-executive employee Restricted Share Units ("RSUs") plan for employees as long-term incentive compensation and granted 380,000 units, with a weighted average fair value at grant date of $2.34 per unit for the RSUs.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

15. EQUITY (CONTINUED)

(b) Share-based compensation (continued)

Share-based compensation expense is comprised as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Share options - amortization	580	446	2,298	1,876
Performance share units - amortization	544	371	1,089	1,219
Restricted share units - amortization	75	-	144	-
Change in fair value of deferred share units	(782)	(2,878)	495	(1,883)
	417	(2,061)	4,026	1,212

(c) At-the-market equity offering program

On May 3, 2023, the Company announced that it has entered into an equity distribution agreement (the "Equity Distribution Agreement") providing for an at-the-market equity offering program ("ATM"). The total proceeds from potential share issuances made under the ATM would have an aggregate offering price of up to US$50 million. As at June 30, 2023, the Company has not made any share issuances under the ATM.

16. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net income (loss) attributable to common shareholders - basic and diluted	9,991	(5,274)	14,430	(179)
(in thousands of common shares)
Weighted-average number of common shares	288,519	286,349	288,266	286,060
Effect of dilutive securities:
Stock options	2,593	-	2,815	-
Weighted-average number of diluted common shares	291,112	286,349	291,081	286,060
Earnings (loss) per common share
Basic earnings (loss) per share	0.03	(0.02)	0.05	-
Diluted earnings (loss) per share	0.03	(0.02)	0.05	-

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

17. COMMITMENTS AND CONTINGENCIES

(a) Commitments

The Company is a party to certain contracts relating to service and supply agreements. Future minimum payments under these agreements as at June 30, 2023 are presented in the following table:

Remainder of 2023	5,672
2024	13,390
2025	5,431
2026	960
2027	-
2028 and thereafter	-
Total commitments	25,453

As at June 30, 2023, the Company had commitments to incur capital expenditures of $7,369 (December 31, 2022 - $9,265) for Florence Copper and $6,412 (December 31, 2022 - $2,795) for the Gibraltar joint venture.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds an 87.5% interest. As a result, the Company has guaranteed the joint venture partner's 12.5% share of this debt which amounted to $6,667 as at June 30, 2023.

The Company has also indemnified 100% of a surety bond issued by the Gibraltar joint venture to the Province of British Columbia. As a result, the Company has indemnified the joint venture partner's 12.5% share of this obligation, which amounted to $7,313 as at June 30, 2023.

(c) Mitsui Financing

On December 19, 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. ("Mitsui") to form a strategic partnership to develop the Company's Florence Copper project (the "Project"). Mitsui has committed to an initial investment of US$50 million conditional on receipt of the final Underground Injection Control permit from the Environmental Protection Agency, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement (the "Copper Stream") on 2.67% of the copper produced at Florence Copper and Mitsui to pay a delivery price equal to 25% of the market price of copper delivered under the contract.

In addition, Mitsui has acquired an option to invest an additional US$50 million for a 10% equity interest in Florence Copper (the "Equity Option"). The Equity Option is exercisable by Mitsui at any time up to three years following completion of construction of the commercial production facility. If Mitsui elects to exercise its Equity Option, the Copper Stream will terminate. If the Equity Option is not exercised by Mitsui by its expiry date, the Company will have the right to buy-back 100% of the Copper Stream, otherwise, it will terminate when 40 million pounds of copper have been delivered under the agreement.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

17. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Mitsui Financing (continued)

As part of the arrangement, Taseko and Mitsui have entered into an offtake contract for 81% of the copper cathode produced at Florence during the initial years of production. The initial offtake agreement will cease and be replaced with a marketing agency agreement if the Equity Option is exercised by Mitsui. Mitsui's offtake entitlement would also reduce to 30% if the Equity Option is not exercised by its expiry date until the Copper Stream deposit has been reduced to nil.

For accounting purposes, the Mitsui agreements include derivatives that are required to be fair valued at each reporting period. The Company has determined that the fair value of the derivatives is negligible as of June 30, 2023 based on the contingent nature of the Mitsui agreements and the consideration of other relevant factors.

18. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Change in non-cash working capital items:
Accounts receivable	10,281	3,212	8,735	6,074
Inventories	(3,711)	5,972	(9,323)	14,166
Prepaids	(3,404)	(3,097)	(2,732)	(2,069)
Accounts payable and accrued liabilities[1]	(4,108)	6,715	(5,198)	15,056
Advance payment on product sales	(1,342)	2,866	(916)	(2,431)
Interest payable	(224)	221	(354)	158
Mineral tax payable	(197)	-	(1,382)	(1,500)
	(2,705)	15,889	(11,170)	29,454
Non-cash investing and financing activities
Cariboo acquisition, net assets (Note 3)	-	-	65,930	-
Assets acquired under capital lease	799	52	868	216
Right-of-use assets	4,441	279	10,400	401

1. Excludes accounts payable and accrued liability changes on capital expenditures.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of the senior secured notes, excluding deferred financing fees, are $485,095 and the carrying value is $529,880 as at June 30, 2023. The fair value of all other financial assets and liabilities approximates their carrying value.

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2023
Financial assets designated as FVPL
Derivative asset copper put and call options	-	7,618	-	7,618
Derivative asset fuel call options	-	8	-	8
	-	7,626	-	7,626
Financial assets designated as FVOCI
Marketable securities	1,749	-	-	1,749
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	6,696	-	-	6,696
	8,445	-	1,200	9,645
December 31, 2022
Financial assets designated as FVPL
Derivative asset copper put and call options	-	6,184	-	6,184
Derivative asset fuel call options	-	261	-	261
	-	6,445	-	6,445
Financial assets designated as FVOCI
Marketable securities	2,568	-	-	2,568
Investment in private companies	-	-	1,200	1,200
Reclamation deposits	434	-	-	434
	3,002	-	1,200	4,202

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2023.

TASEKO MINES LIMITED

Notes to Condensed Consolidated Interim Financial Statements

(Cdn$ in thousands - Unaudited)

19. FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information.

The Company's metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company's settlement receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market. At June 30, 2023, the Company had net settlement payables of $1,514 (December 31, 2022 - settlement payables of $209).

The investment in private companies, a Level 3 instrument, are valued based on a management estimate. As this is an investment in a private exploration and development company, there are no observable market data inputs. At June 30, 2023, the determination of the estimated fair value of the investment includes comparison to the market capitalization of comparable public companies.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces.  The Company enters into copper put and collar option contracts to reduce the risk of short-term copper price volatility. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper put and collar option contracts are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Provisional pricing mechanisms embedded within the Company's sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable.

The table below summarizes the impact on revenue and receivables for changes in commodity prices on the provisionally invoiced sales volumes.

As at June 30,
2023
Copper increase/decrease by US$0.10/lb.[1]	675

1. The analysis is based on the assumption that the period-end copper price increases/decreases US$0.10/lb, with all other variables held constant. As at June 30, 2023, 5.1 million pounds of copper in concentrate were exposed to copper price movements. The closing exchange rate as at June 30, 2023 of CAD/USD 1.32.

The sensitivities in the above tables have been determined with foreign currency exchange rates held constant.  The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.